FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the Board of Directors of HSBC Holdings plc are set out below:

Non-executive Chairman
Mark Edward TUCKER (Group Chairman)

Deputy Group Chairman/Senior Independent non-executive Director
Jonathan Richard SYMONDS, CBE

Executive Directors
Noel Paul QUINN  (interim Group Chief Executive)
Ewen James STEVENSON (Group Chief Financial Officer)
Menasey Marc MOSES (Group Chief Risk Officer)

Independent non-executive Directors
Kathleen Louise CASEY
Laura May Lung CHA, GBM
Henri René Marie Augustin DE LA CROIX DE CASTRIES
Irene Yun-lien LEE
José Antonio MEADE
Heidi MILLER
David Thomas NISH
Jackson Peter TAI
Pauline Françoise Marie VAN DER MEER MOHR

There are six Board Committees and the Directors who serve as members of each are set out below:

Group Audit Committee
Jonathan Richard SYMONDS, CBE (Chairman)
Kathleen Louise CASEY
David Thomas NISH
Jackson Peter TAI

Group Remuneration Committee
Pauline Françoise Marie VAN DER MEER MOHR (Chairman)
Henri René Marie Augustin DE LA CROIX DE CASTRIES
David Thomas NISH
Irene Yun-lien LEE

Group Risk Committee
Jackson Peter TAI (Chairman)
Heidi MILLER
Jonathan Richard SYMONDS, CBE
José Antonio MEADE
Pauline Françoise Marie VAN DER MEER MOHR

Nomination & Corporate Governance Committee
Mark Edward TUCKER (Chairman)
Laura May Lung CHA, GBM
Jonathan Richard SYMONDS, CBE
Pauline Françoise Marie VAN DER MEER MOHR
Kathleen Louise CASEY
Henri René Marie Augustin DE LA CROIX DE CASTRIES
Irene Yun-lien LEE
José Antonio MEADE
Heidi MILLER
David Thomas NISH
Jackson Peter TAI

Financial System Vulnerabilities Committee*
Jackson Peter TAI (Chairman)
Kathleen Louise CASEY
Laura May Lung CHA, GBM

* plus advisers, who are non-director members

Chairman's Committee
Mark Edward TUCKER (Chairman)
Laura May Lung CHA, GBM
Noel Paul QUINN
Ewen James STEVENSON
Menasey Marc MOSES
Jonathan Richard SYMONDS, CBE
Jackson Peter TAI
Pauline Françoise Marie VAN DER MEER MOHR
Kathleen Louise CASEY
Henri René Marie Augustin DE LA CROIX DE CASTRIES
Irene Yun-lien LEE
José Antonio MEADE
Heidi MILLER
David Thomas NISH

This disclosure is made in accordance with section A.3.2 of Appendix 14 to the Hong Kong Listing Rules.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 65 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,751bn at 30 June 2019, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 05 August 2019